November 14, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Merger & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Nicholas P. Panos

Re:	Occidental Petroleum Corporation (the “Company”)

DFAN14A soliciting material filed pursuant to Rule 14a-12

Filed on November 8, 2019 by Barberry Corp. et al.

File No. 001-09210

Dear Mr. Panos:

This letter sets forth the response of Carl C. Icahn, Icahn Partners LP, Icahn Partners Master Fund LP, High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Enterprises G.P. Inc., Icahn Enterprises Holdings L.P., IPH GP LLC, Icahn Capital L.P., Icahn Onshore LP, Icahn Offshore LP and Beckton Corp. (collectively, the “Icahn Participants”) to the comment letter, dated November 12, 2019 (the “Comment Letter”), of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) relating to the Icahn Participants’ DFAN14A soliciting material filed pursuant to Rule 14a-12 (the “Soliciting Material”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 8, 2019.

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Soliciting Material.

* * * *

Soliciting Material filed pursuant to Rule 14a-12 under cover of Schedule 14A

1.	The explanatory legend encourages security holders to read the proxy statement related to the solicitation of proxies for the annual meeting “if and when” it becomes available. Rule 14a- 12, however, does not create an exception to Rule 14a-3. A person soliciting in reliance on Rule 14a-12, titled “Solicitations before furnishing a proxy statement,” must perfect that reliance by filing a proxy statement. See Rule 14a-12(a)(2) as well as the July 2001 Third Supplement to the Manual of Publicly Available Telephone Interpretations at interpretation I.D.3 (explaining that one “basis for permitting free communications under Rule 14a-12 was that security holders will receive a complete disclosure document” before making a voting decision). Please confirm that any future attempt to solicit in reliance on Rule 14a-12 will comply with the requirements codified in that rule, and otherwise will remove the implication that the rule created an exemption from the Rule 14a-3 requirement to furnish a proxy statement when soliciting in the absence of an exemption available under Rule 14a-2.

The Icahn Participants acknowledge the Staff’s comment and confirm that any future attempt to solicit in reliance on Rule 14a-12 will comply with the requirements codified in that rule. Further, in future filings, the Icahn Participants will revise the explanatory legend to remove “if and when.”

2.	Please refer to this statement: “Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 [ ])….” It appears, however, that such persons indisputably are beneficial owners as determined under the text of Rule 13d-3(a). Please note that use of the term “deemed” in this context is not synonymous with the term “considered.” As such, “deemed” not only has a distinguishable meaning, but also serves a specific legal purpose that ultimately results in the term intentionally only appearing within the regulatory text of Rule 13d-3(b) and Rule 13d-3(d)(which subparagraphs, together with subparagraph (a), determine – but do not define -- who is a beneficial owner). Accordingly, please remove the implication that a legal question or doubt exists as to whether such persons are in fact beneficial owners by deleting the “may be deemed” qualification here and throughout this legend for any other persons.

The Icahn Participants acknowledge the Staff’s comment and advise the Staff that in future filings, they will revise the disclosure accordingly.

3.	Out of an interest in facilitating security holders’ understanding of this newly-introduced solicitation effort, please advise us, with a view toward disclosure in a future filing, whether or not the participants’ consent solicitation effectuated through the definitive proxy statement filed on July 18, 2019, remains ongoing or has been terminated.

The Icahn Participants acknowledge the Staff’s comment and advise the Staff that they have terminated the consent solicitation effectuated through the definitive proxy statement filed on July 18, 2019. The Icahn Participants confirm that they will include disclosure to such effect in a future filing.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to contact me at (212) 702-4382.

Sincerely,

/s/ Andrew Langham

Andrew Langham, Icahn Enterprises L.P.